UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-38752

Qifu Technology, Inc.

(Translation of registrant’s name into English)

7/F Lujiazui Finance Plaza

No. 1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Qifu Technology, Inc. (formerly known as 360 DigiTech, Inc., the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On May 4, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 28, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, no shareholder other than Aerovane Company Limited, Ruby Finance Holdings Ltd., Aspex Management (HK) Ltd, OLP Capital Management Limited (through various investment vehicles) and Sumitomo Mitsui Financial Group, Inc. (through various investment vehicles) owned more than 5% of the Company’s total issued and outstanding shares as of February 28, 2023.

•	Aerovane Company Limited is a British Virgin Islands company wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou, our chairman of board of directors. To the Company’s knowledge, Aerovane Company Limited held 12.3% of the Company’s total issued and outstanding shares as of February 28, 2023.

•	Ruby Finance Holdings Ltd. is a Cayman Islands company controlled by FountainVest China Capital Partners GP3 Ltd., a Cayman Island company. To the Company’s knowledge, FountainVest China Capital Partners GP3 Ltd. beneficially owned 7.3% of the Company’s total issued and outstanding shares as of February 28, 2023.

•	Aspex Management (HK) Ltd is a Hong Kong company. To the Company’s knowledge, Aspex Management (HK) Ltd beneficially owned 6.8% of the Company’s total issued and outstanding shares as of February 28, 2023.

•	OLP Capital Management Limited owns the Company’s shares through various investment vehicles for which it serves as investment manager. OLP Capital Management Limited is a private company organized under the laws of Hong Kong. To the Company’s knowledge, OLP Capital Management Limited beneficially owned 6.0% of the Company’s total issued and outstanding shares as of February 28, 2023.

•	Sumitomo Mitsui Financial Group, Inc. owns the Company’s shares through various investment vehicles for which TT International Asset Management and Sumitomo Mitsui DS Asset Management Company, Ltd serve as investment manager. TT International Asset Management is wholly owned by SMBC Asset Management Services (UK) Ltd, which is a wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc. Each of TT International Asset Management and SMBC Asset Management Services (UK) Ltd is organized under the laws of the United Kingdom. Sumitomo Mitsui Financial Group, Inc. is organized under the laws of Japan. To the Company’s knowledge, Sumitomo Mitsui Financial Group, Inc. beneficially owned 6.0% of the Company’s total issued and outstanding shares as of February 28, 2023.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qifu Technology, Inc.

	By:	/s/ Alex Xu
	Name:	Alex Xu
	Title:	Director and Chief Financial Officer

Date: April 27, 2023